November 28, 2007


Mail Stop 04-09


Michael B. Lenard
Executive Vice President, Secretary and Counselor
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, California  90024


	RE:	Paladin Realty Income Properties, Inc.
      Post Effective Amendment to Form S-11
      Registration No. 333-113863
      Filed on November 20, 2007

Dear Mr. Lenard:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.


1. Please revise the supplement to include an updated risk factor regarding the source of your dividends paid to date and the accumulation of deferred expenses that may be paid to your sponsor in the future. The risk factor should address the dilutive impact on new investors and the impact such payments will have on your ability to pay dividends in the future.

2. The next time you update and re-print the base prospectus, please remove the reference at the bottom of the prospectus cover page to the broker-dealer as this suggests the offering is being done on a firm commitment basis.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

							Sincerely,


							Michael McTiernan
							Special Counsel

cc:  	Rosemary Thurston, Esq. (via facsimile)
	Alston & Bird LLP


Michael B. Lenard
Paladin Realty Income Properties, Inc.
November 28, 2007
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